UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                ---------------------------------------------

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                       INTERNATIONAL ALUMINUM CORPORATION
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    458884103
                                 (CUSIP Number)


                               GENSTAR IV GP, LLC
                        4 EMBARCADERO CENTER, SUITE 1900
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 834-2350
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    COPY TO:

                               CRAIG W. ADAS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                           201 REDWOOD SHORES PARKWAY
                        REDWOOD SHORES, CALIFORNIA 94065
                                 (650) 802-3000

                                 JANUARY 9, 2007
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box [_].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)



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
----------------------------------------         --------------------------------------
CUSIP NO.   458884103                     13D                         PAGE 2 OF 9 PAGES
----------------------------------------         --------------------------------------

---------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS                          GENSTAR IV GP LLC
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               (ENTITIES ONLY)                                         33-1103864
---------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                        (b) [X]
---------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS                                             OO
---------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware
---------------------------------------------------------------------------------------
     NUMBER OF       7       SOLE VOTING POWER:                             0
      SHARES    -----------------------------------------------------------------------
   BENEFICIALLY      8       SHARED VOTING POWER:                      1,720,700*
     OWNED BY   -----------------------------------------------------------------------
       EACH          9       SOLE DISPOSITIVE POWER:                        0
     REPORTING  -----------------------------------------------------------------------
    PERSON WITH     10       SHARED DISPOSITIVE POWER:                      0
---------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING        1,720,700*
               PERSON:
---------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:                                 [_]
---------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW            39.9%**
               (11):
---------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON:                                   OO
---------------------------------------------------------------------------------------

*  Beneficial ownership of the common stock, par value $1.00 per share ("Common
   Stock"), of International Aluminum Corporation referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Support
   Agreement described in Items 3 and 4 hereof. Neither the filing of this
   Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the percentage is based on 4,308,119 shares of Common
   Stock issued and outstanding as of January 2, 2007, which number is based on the representations made by International Aluminum Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

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----------------------------------------         --------------------------------------
CUSIP NO.   458884103                     13D                         PAGE 3 OF 9 PAGES
---------------------------------------         ---------------------------------------

---------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS               GENSTAR CAPITAL IV, L.P.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS        71-0973273
               (ENTITIES ONLY)
---------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                        (b) [X]
---------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS                                             OO
---------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware
---------------------------------------------------------------------------------------
     NUMBER OF       7       SOLE VOTING POWER:                             0
      SHARES    -----------------------------------------------------------------------
   BENEFICIALLY      8       SHARED VOTING POWER:                      1,720,700*
     OWNED BY   -----------------------------------------------------------------------
       EACH          9       SOLE DISPOSITIVE POWER:                        0
     REPORTING  -----------------------------------------------------------------------
    PERSON WITH     10       SHARED DISPOSITIVE POWER:                      0
---------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING        1,720,700*
               PERSON:
---------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:                                 [_]
---------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW            39.9%**
               (11):
---------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON:                                   PN
---------------------------------------------------------------------------------------

*  Beneficial ownership of the common stock, par value $1.00 per share ("Common
   Stock"), of International Aluminum Corporation referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Support
   Agreement described in Items 3 and 4 hereof. Neither the filing of this
   Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the percentage is based on 4,308,119 shares of Common
   Stock issued and outstanding as of January 2, 2007, which number is based on the representations made by International Aluminum Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.


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CUSIP NO.   458884103                     13D                         PAGE 4 OF 9 PAGES
----------------------------------------         --------------------------------------

---------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS                           GENSTAR CAPITAL
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS         PARTNERS IV, L.P.
               (ENTITIES ONLY)                                         42-1648859
---------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                        (b) [X]
---------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS                                             OO
---------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware
---------------------------------------------------------------------------------------
   NUMBER OF         7       SOLE VOTING POWER:                             0
    SHARES      -----------------------------------------------------------------------
 BENEFICIALLY        8       SHARED VOTING POWER:                      1,720,700*
   OWNED BY     -----------------------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER:                        0
   REPORTING    -----------------------------------------------------------------------
  PERSON WITH       10       SHARED DISPOSITIVE POWER:                      0
---------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING        1,720,700*
               PERSON:
---------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:                                 [_]
---------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW            39.9%**
               (11):
---------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON:                                   PN
---------------------------------------------------------------------------------------

*  Beneficial ownership of the common stock, par value $1.00 per share ("Common
   Stock"), of International Aluminum Corporation referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Support
   Agreement described in Items 3 and 4 hereof. Neither the filing of this
   Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the percentage is based on 4,308,119 shares of Common
   Stock issued and outstanding as of January 2, 2007, which number is based on the representations made by International Aluminum Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.


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CUSIP NO.   458884103                     13D                         PAGE 5 OF 9 PAGES
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---------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS                           IAC HOLDING CO.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               (ENTITIES ONLY)
---------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                        (b) [X]
---------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS                                             OO
---------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware
---------------------------------------------------------------------------------------
   NUMBER OF         7       SOLE VOTING POWER:                             0
    SHARES      -----------------------------------------------------------------------
 BENEFICIALLY        8       SHARED VOTING POWER:                      1,720,700*
   OWNED BY     -----------------------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER:                        0
   REPORTING    -----------------------------------------------------------------------
  PERSON WITH       10       SHARED DISPOSITIVE POWER:                      0
---------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING        1,720,700*
               PERSON:
---------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:                                 [_]
---------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW            39.9%**
               (11):
---------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON:                                   CO
---------------------------------------------------------------------------------------

*  Beneficial ownership of the common stock, par value $1.00 per share ("Common
   Stock"), of International Aluminum Corporation referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Support
   Agreement described in Items 3 and 4 hereof. Neither the filing of this
   Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the percentage is based on 4,308,119 shares of Common
   Stock issued and outstanding as of January 2, 2007, which number is based on the representations made by International Aluminum Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

      This statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of International Aluminum Corporation, a California corporation (the "Company"). The Company's principal executive offices are located at 767 Monterey Pass Road, Monterey Park, California 91754.

ITEM 2.           IDENTITY AND BACKGROUND.

      (a) - (c) and (f)

      This Statement is being filed jointly by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"): (i) Genstar IV GP LLC, a Delaware limited liability company ("GP LLC"), (ii) Genstar Capital IV, L.P., a Delaware limited partnership ("Capital"), (iii) Genstar Capital Partners IV, L.P., a Delaware limited partnership ("Fund IV"), and (iv) IAC Holding Co., a Delaware corporation ("IAC").

      IAC is a wholly owned subsidiary of Fund IV. The principal business of IAC is to engage in the transactions contemplated by the Merger Agreement (as defined in Item 3 below). The President and sole director of IAC is Darren J. Gold, who is a United States citizen and whose principal occupation or employment is as a managing director of Genstar Capital, LLC. The Secretary of IAC is Michael S. Langdon, who is a United States citizen and whose principal occupation or employment is as a senior associate of Genstar Capital, LLC. The principal business office address of each of IAC and Messrs. Gold and Langdon is c/o Genstar Capital, LLC, 4 Embarcadero Center, Suite 1900, San Francisco, California 94111.

      The principal business of Fund IV is investing in securities. Capital is the sole general partner of Fund IV. The principal business of Capital is serving as the sole general partner of Fund IV and certain of its related investment vehicles. GP LLC is the sole general partner of Capital. The principal business of GP LLC is serving as the investment adviser to Fund IV and certain of its affiliates. The principal business office address of each of Fund IV, Capital and GP LLC is c/o Genstar Capital, LLC, 4 Embarcadero Center, Suite 1900, San Francisco, California 94111.

      Jean-Pierre L. Conte, Richard F. Hoskins and Robert J. Weltman are the managing members of GP LLC (the "Managing Members" and, collectively with Messrs. Gold and Langdon, the "Principals"). Each of the Managing Members is a United States citizen. The present principal occupation or employment of each of the Managing Members is the management of Fund IV and certain of its affiliates. The principal business office address of each of the Managing Members is c/o Genstar Capital, LLC, 4 Embarcadero Center, Suite 1900, San Francisco, California 94111.

      Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

      (d) and (e)

      During the last five years, neither the Reporting Persons, nor, to the knowledge of any Reporting Person, any other person or entity referred to in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In connection with the Merger Agreement described in Item 4, as a condition to the willingness of IAC and Merger Sub (as defined in Item 4 below) to enter into the Merger Agreement, and as an inducement and in consideration therefor, IAC and Merger Sub entered into a Support Agreement, dated as of January 9, 2007 (the "Support Agreement"), with Cornelius C. Vanderstar, individually and as Co-Trustee of the Vanderstar Family Trust (the "Shareholder"). By reason of IAC's entering into the Support Agreement with the Shareholder, and by reason of the irrevocable proxy contained therein, IAC may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Support Agreement. In addition, by virtue of their direct and indirect ownership of IAC's capital stock, Fund IV, Capital and GP LLC may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Support Agreement. The transactions contemplated by the Support Agreement do not require the expenditure of any funds. IAC anticipates that it will fund the transactions contemplated by the Merger Agreement through a combination of debt and equity financing. For a more detailed description of the Support Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.           PURPOSE OF THE TRANSACTION.

      Merger Agreement

      On January 9, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with IAC and IAL Acquisition Co., a California corporation and wholly owned subsidiary of IAC ("Merger Sub"), which provides that, subject to certain conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of IAC (the "Merger").

      At the effective time and as a result of the Merger, each share of the Company's Common Stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive an amount of cash equal to $53.00, without interest. Immediately following the effective time of the Merger, outstanding Company stock options will be cancelled in exchange for an amount equal to the product of (i) the number of shares of Common Stock underlying any such option, and (ii) $53.00 minus the exercise price of each such option.

      Upon consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the initial directors of the surviving corporation. The officers of the Company immediately prior to the effective time of the Merger will be the initial officers of the surviving corporation.

      Following the consummation of the Merger, IAC intends that the Common Stock will be deregistered under the Exchange Act and delisted from the New York Stock Exchange.

      Support Agreement

      As noted in Item 3 above, in connection with the Merger Agreement, as a condition to the willingness of IAC and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, IAC and Merger Sub entered into the Support Agreement with the Shareholder. Pursuant to the

Support Agreement, the Shareholder has agreed at any meeting of the shareholders of the Company, and at any adjournment thereof, and on every action or approval by written consent of the shareholders of the Company, to vote all shares of the Company's Common Stock beneficially owned by the Shareholder (or to cause them to be voted) or (as appropriate) execute written consents in respect thereof:
(i) in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Merger Agreement, (iii) against any merger, consolidation, sale of substantial assets, sale of securities, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, and (iv) against any agreement (including, without limitation, any amendment of any agreement) or other action which is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger. The duties of the Shareholder set forth in this paragraph shall terminate automatically on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the effective time of the Merger. In addition, the Shareholder may terminate the Support Agreement upon notice to IAC at any time within ten (10) days following any Company Adverse Recommendation Change (as defined therein).

      Concurrently with the execution of the Support Agreement, the Shareholder irrevocably appointed the members of the board of directors of IAC as the Shareholder's proxies, with full power of substitution and resubstitution, to the full extent of the Shareholder's rights with respect to the shares of the Company's Common Stock beneficially owned by the Shareholder, to vote (or cause to be voted) the shares of the Company's Common Stock to the extent described above.

       Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      The summaries of the Merger Agreement, Support Agreement and irrevocable proxy contained in this Item 4 are qualified in their entireties by reference to the Merger Agreement, Support Agreement and irrevocable proxy, each of which is incorporated herein by reference. Copies of the Merger Agreement, Support Agreement and irrevocable proxy were filed with the Securities and Exchange Commission on January 10, 2007, as Exhibits 2.1, 10.1 and 10.2, respectively, to the Company's Form 8-K.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

      (a) Pursuant to the Support Agreement, the Reporting Persons may be deemed to beneficially own 1,720,700 shares of Common Stock, which represents 39.9% of the Company's outstanding Common Stock, which is calculated based on a total of 4,308,119 shares of Common Stock outstanding as of January 2, 2007, which number of total outstanding shares is based on the representations made by the Company in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

      By virtue of their relationships with the Reporting Persons, the Principals may be deemed to beneficially own the securities subject to the Support Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Principals that he is the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

      To the best of the knowledge of the Reporting Persons, none of the Principals owns any shares of the Common Stock.

      (b) Pursuant to the Support Agreement, the Reporting Persons may be deemed to have shared power to vote 1,720,700 shares of Common Stock held beneficially by the Shareholder.

      (c) Neither the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, has effected any transaction in the Common Stock during the past sixty days.

      (d) The Vanderstar Family Trust is the record owner of the shares of Common Stock covered by the Support Agreement that the Reporting Persons may be deemed to beneficially own. Each of the Shareholder and Mrs. Marguerite D. Vanderstar, as Co-Trustees of the Vanderstar Family Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A   Joint Filing Agreement, dated as of January 19, 2007




          [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


Dated: January 19, 2007

                                      GENSTAR IV GP LLC

                                      By:  /s/  Jean-Pierre L. Conte
                                          --------------------------------------
                                      Name:  Jean-Pierre L. Conte
                                      Title:  Managing Director



                                      GENSTAR CAPITAL IV, L.P.

                                      By:  Genstar IV GP LLC
                                      Its:  General Partner

                                      By:  /s/  Jean-Pierre L. Conte
                                          --------------------------------------
                                      Name: Jean-Pierre L. Conte
                                      Title:  Managing Director



                                      GENSTAR CAPITAL PARTNERS IV, L.P.

                                       By:  Genstar Capital IV, L.P.
                                       Its: General Partner

                                       By:  Genstar IV GP LLC
                                       Its: General Partner

                                      By:  /s/  Jean-Pierre L. Conte
                                          --------------------------------------
                                      Name: Jean-Pierre L. Conte
                                      Title:  Managing Director



                                      IAC HOLDING CO.

                                      By:  /s/  Darren J. Gold
                                          --------------------------------------
                                      Name:  Darren J. Gold
                                      Title:  President

                                  EXHIBIT INDEX

EXHIBIT A   Joint Filing Agreement